Exhibit 99.1

June 2021

Dear Brookfield Asset Management Inc. (“Brookfield Asset Management”) Shareholders:

On June 28, 2021, we will complete the special dividend of class A exchangeable limited voting shares (the “class A exchangeable shares”) of Brookfield Asset Management Reinsurance Partners Ltd. (“Brookfield Reinsurance”).

The class A exchangeable shares that you will receive as part of such special dividend are structured to be economically equivalent to the Class A limited voting shares of Brookfield Asset Management (the “Brookfield Shares”) you currently own. Each class A exchangeable share has been structured to provide an economic return equivalent to one Brookfield Share and therefore should trade the same as a Brookfield Share. Each class A exchangeable share will be exchangeable with Brookfield Asset Management, at the option of the holder, into one Brookfield Share.

Brookfield Reinsurance Shares

On June 28, 2021, you will receive one (1) class A exchangeable share for every 145 Brookfield Shares you own. You will receive a cash payment in lieu of any fractional interests in the class A exchangeable shares. We will use the volume-weighted average of the trading price of the class A exchangeable shares for the five trading days immediately following the special dividend to determine the value of any fractional interests in class A exchangeable shares.

Objectives of Brookfield Reinsurance

Creating Brookfield Reinsurance is intended to achieve the following objectives, among others:

•	Establish a publicly traded company to own and operate a leading reinsurance business focused on providing capital-based solutions to insurance companies and their stakeholders;

•

Provide investors with an alternative form for holding an interest in Brookfield, due to the right to exchange each exchangeable share into a Brookfield Share, and the commitment to pay the same distributions on the class A exchangeable shares as are paid on the Brookfield Shares; and

•	Provide access to new capital pools through the formation of a new publicly traded company and the creation of a new reinsurance platform.

Distributions

As and when declared by the Board of Directors of Brookfield Reinsurance and approved by Brookfield Reinsurance’s shareholders (where applicable), holders of the class A exchangeable shares will be entitled to receive distributions on the class A exchangeable shares at the same time and in the same amount per class A exchangeable share as the cash dividends paid on the Brookfield Shares. Brookfield shareholders and holders of the class A exchangeable shares should note the following:

•	Brookfield shareholders of record as of May 28, 2021 will receive the previously declared cash dividend of US$0.13 per share on June 30, 2021.

•	Brookfield Reinsurance expects to commence paying quarterly distributions on the class A exchangeable shares on September 30, 2021.

Trading of Brookfield Asset Management and Brookfield Reinsurance

Brookfield Reinsurance has received conditional approval to list the class A exchangeable shares on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbol “BAMR”. Listing of the class A exchangeable shares on the NYSE and the TSX is subject to Brookfield Reinsurance fulfilling all of their respective requirements.

The NYSE and the TSX will both implement “due bill” trading commencing June 17, 2021 (one trading day before the record date) and ending at the close of business on June 25, 2021, inclusively. Trades in “BAM” and “BAM.A”

on the NYSE and TSX, respectively, will include Brookfield Shares and the entitlement to receive the class A exchangeable shares on June 28, 2021. Brookfield Shares trading with due bills will carry the entitlement to receive the class A exchangeable shares (i.e., should trade on a pre-split basis). Accordingly, post-split trading in the class A exchangeable shares will commence on the NYSE and the TSX at the opening of business on June 28, 2021.

No Action is Required from You

•	You do not have to do anything to receive class A exchangeable shares of Brookfield Reinsurance — this will occur automatically.

•	You will not be required to pay for the new class A exchangeable shares or to surrender any Brookfield Shares.

•

An account statement reflecting your ownership of the class A exchangeable shares will be mailed to you, or your brokerage account will be credited for the class A exchangeable shares on or about June 28, 2021.

•	Any fractional class A exchangeable shares will be settled in cash.

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We encourage you to read the enclosed prospectus, which describes the special dividend in detail and contains important business, tax and financial information.

We look forward to your continued support as a shareholder of Brookfield Asset Management and Brookfield Reinsurance. We remain committed to working on your behalf to continue to build long-term value for your investment.

Yours very truly,

Bruce Flatt

Chief Executive Officer

Brookfield Asset Management Inc.